CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Medium-Term Notes, Series A	$1,500,000	$46.05

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2)	Pursuant to Rule 457(p) under the Securities Act of 1933, unused filing fees of $89,224.81 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form F-3 (No. 333-126811) filed by Barclays Bank PLC on September 21, 2005, and have been carried forward, of which $46.05 offset against the registration fee due for this offering and of which $89,178.76 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Filed Pursuant to Rule 424(b)(2)

Registration No. 333-145845

Pricing Supplement dated November 27, 2007

(To the Prospectus dated August 31, 2007,

Prospectus Supplement dated September 4, 2007 and

Index Supplement dated September 4, 2007)

$1,500,000 100% Principal Protected Notes due November 30, 2012 Linked to the Performance of a Basket of Currency Exchange Rates, Commodities and Equity Index Medium-Term Notes, Series A, No. H-008

Key Terms:	Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC(Rated AA/Aa1‡)

Basket Initial Valuation Date:	November 27, 2007

Issue Date:	November 30, 2007

Basket Final Valuation Date:	November 27, 2012*

Maturity Date:	November 30, 2012*(resulting in a term to maturity of approximately 5 years)

Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof.

Interest:	We will not pay you interest during the term of the Notes.

Reference Asset:	A basket comprised of the following currency exchange rates, commodities and equity index (each a “basket component”, and together, the “basket components”), weighted as indicated:

Basket Component	Weighting	C(i) Initial
Currency exchange rate between the Chinese Renminbi and the U.S. Dollar (the “CNYUSD” currency exchange rate)	20.00%	0.1354
Currency exchange rate between the Euro and the U.S. Dollar (the “EURUSD” currency exchange rate)	20.00%	1.485
Aluminum, as described under “Reference Assets—Commodities—Settlement Price” in the prospectus supplement.	20.00%	2453.00
Copper, as described under “Reference Assets—Commodities—Settlement Price” in the prospectus supplement.	20.00%	6620.00
FTSE/Xinhua China 25 IndexTM (Bloomberg ticker symbol “XIN0I <Index>“), as described under “Equity Indices—FTSE/Xinhua China 25 IndexTM in the index supplement.	20.00%	25324.12

The currency exchange rates for the currency exchange rate basket components, on any given day, including the basket initial valuation date and basket final valuation date, will be determined by the calculation agent as the reference or spot rate, which will be determined by the calculation agent in accordance with the following:

(a) where the currency exchange rate is CNYUSD, 1 divided by the Chinese Renminbi per U.S. Dollar fixing rate for settlement in two business days as reported by the Federal Reserve Bank of New York, which appears on Reuters screen “1FEE” to the right of the caption “CNY” at approximately 12:00 p.m., New York time, on the relevant date; and

(b) where the currency exchange rate is EURUSD, the U.S. Dollar per Euro fixing rate, for settlement in two business days as reported by the Federal Reserve Bank of New York, which appears on Reuters screen “1FEE” to the right of the caption “EUR” at approximately 12:00 p.m., New York time, on the relevant date.

See “Description of Reference Asset Consisting of Currency Exchange Rates” in this pricing supplement for additional information.

Participation Rate:	118%

Principal Protection Percentage:	100%

Payment at Maturity:

If you hold your Notes to maturity, you will receive a cash payment determined as follows:

•         if the basket performance is equal to or greater than 0%, you will receive (a) the principal amount of your Notes plus (b) the principal amount of your Notes multiplied by the product of (i) the participation rate and (ii) the basket performance. Accordingly, if the basket performance is equal to or greater than 0%, your payment per $1,000 principal amount of Notes will be calculated as follows:

$1,000 + [$1,000 x (participation rate x basket performance)]

•         if the basket performance is less than 0%, you will receive the principal amount of your Notes.

Your principal is only protected if you hold the Notes to maturity.

Basket Performance:

The basket performance equals the weighted average of the percentage change (which may be positive or negative) in the value of each of the basket components from and including the basket initial valuation date to and including the basket final valuation date. The basket performance will be calculated as follows:

W(i) = the weighting of each basket component, as set forth in the table above.

CR(i) = the component return of each basket component, calculated as follows:

Where C(i) Initial is the reference level, settlement price or closing level, as applicable, of such basket component on the basket initial valuation date, as set forth in the table above, and C (i) Final is the reference level, settlement price or closing level, as applicable, of such basket component on the basket final valuation date.

Calculation Agent:	Barclays Bank PLC

Business Day:	New York

CUSIP/ISIN:	06738G W22 and US06738GW224

‡	The Notes are expected to carry the same rating as the Medium-Term Notes Program, Series A, which is rated AA by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc, and will be rated Aa1 by Moody’s Investor Services, Inc. The rating is subject to downward revision, suspension or withdrawal at any time by the assigning rating organization. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked), and (2) is not a recommendation to buy, sell or hold securities.

*	Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Currency Exchange Rates—Market Disruption Events for Notes with the Reference Asset Comprised of a Currency Exchange Rate or Currency Exchange Rates”, “Reference Assets—Commodities—Market Disruption Events Relating to Notes with a Commodity as the Reference Asset”, “Reference Assets—Indices—Market Disruption Events for Notes with the Reference Asset Comprised of an Index or Indices” and “Reference Assets—Baskets—Market Disruption Events for Notes with the Reference Asset Comprised of a Basket of Multiple Indices, Equity Securities, Foreign Currencies, Interest Rates, Commodities, Any Other Assets or Any Combination Thereof” in the prospectus supplement.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-3 of the prospectus supplement, “Risk Factors” beginning on page IS-1 of the index supplement and “Selected Risk Considerations” beginning on page FWP-6 of this pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	3.00%	97.00%
Total	$1,500,000	$45,000	$1,455,000

PS–2

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated August 31, 2007, as supplemented by the prospectus supplement dated September 4, 2007 relating to our Medium-Term Notes, Series A, of which these Notes are a part, and the reference asset information contained in the index supplement dated September 4, 2007. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement and the index supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus supplement dated September 4, 2007 and prospectus dated August 31, 2007:

http://www.sec.gov/Archives/edgar/data/312070/000119312507194615/d424b3.htm

•	Index supplement dated September 4, 2007:

http://www.sec.gov/Archives/edgar/data/312070/000119312507194645/d424b3.htm

Our SEC file number is 1-10257. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

Program Credit Rating

The Notes are issued under the Medium-Term Notes Program, Series A (the “Program”). The Notes are expected to carry the rating of the Program, which is rated AA by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc (“S&P”), and will be rated Aa1 by Moody’s Investor Services, Inc. (“Moody’s”). An AA rating from S&P generally indicates that the issuer’s capacity to meet its financial commitment on the obligations arising from the Program is very strong. An Aa1 rating by Moody’s indicates that the Program is currently judged by Moody’s to be an obligation of high quality and is subject to very low credit risk. The credit rating is a statement of opinion and not a statement of fact and is subject to downward revisions, suspension or withdrawal at any time by the assigning rating agency. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked), and (2) is not a recommendation to buy, sell or hold securities.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Basket?

The following table illustrates the hypothetical total return at maturity on the Notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Basket Performance	Payment at Maturity	Total Return on the Notes
55.00%	$1,649.00	64.90%
45.00%	$1,531.00	53.10%
35.00%	$1,413.00	41.30%
25.00%	$1,295.00	29.50%
15.00%	$1,177.00	17.70%
12.50%	$1,147.50	14.75%
10.00%	$1,118.00	11.80%
7.50%	$1,088.50	8.85%
5.00%	$1,059.00	5.90%
2.50%	$1,029.50	2.95%
0.00%	$1,000.00	0.00%
-5.00%	$1,000.00	0.00%
-10.00%	$1,000.00	0.00%
-20.00%	$1,000.00	0.00%
-30.00%	$1,000.00	0.00%
-40.00%	$1,000.00	0.00%
-50.00%	$1,000.00	0.00%
-60.00%	$1,000.00	0.00%
-70.00%	$1,000.00	0.00%
-80.00%	$1,000.00	0.00%
-90.00%	$1,000.00	0.00%
-100.00%	$1,000.00	0.00%

PS–3

Hypothetical Examples of Amounts Payable at Maturity

The examples set forth below are provided for illustration purposes only. Assumptions in each of the examples are purely fictional and do not relate to any actual reference level, settlement price or closing level, as applicable, or basket performance. The hypothetical terms do not represent the terms of an actual Note. The examples are hypothetical, and do not purport to be representative of every possible scenario concerning increases or decreases in the reference levels, settlement prices and closing level, as applicable, of the basket components on the basket final valuation date relative to their reference levels, settlement prices or closing level, as applicable, on the basket initial valuation date. We cannot predict the basket performance.

The following examples illustrate the payment at maturity assuming an initial investment of $1,000 and that the reference levels, settlement prices and closing level, as applicable, of the basket components are as indicated.

Example 1: In this case, the component return of each basket component is positive.

Step 1: Calculate the basket performance.

Basket Component	C(i) Initial	C(i) Final	Component Return	Weight	Basket Performance
CNYUSD currency exchange rate	0.1354	0.16	18.17%	0.2	3.63%
EURUSD currency exchange rate	1.485	1.56	5.05%	0.2	1.01%
Aluminum (US$/tonne)	2454.00	2500.00	1.87%	0.2	0.37%
Copper (US$/tonne)	6620.00	6800.00	2.72%	0.2	0.54%
FTSE/Xinhua China 25 IndexTM	25324.12	28000.00	10.57%	0.2	2.11%

Basket					7.68%

Step 2: Calculate the payment at maturity.

Because the basket performance of 7.68% is greater than 0% as of the basket final valuation date, the payment at maturity is equal to (a) the principal amount of the Notes plus (b) the principal amount of the Notes multiplied by the product of (i) participation rate and (ii) the basket performance, calculated as follows:

$1,000 + [$1,000 x (participation rate x basket performance)] = $1,000 + [$1,000 x (118% x 7.68%)] = $1,090.57

Therefore, the payment at maturity is $1,090.57 per $1,000 principal amount Note, representing a 9.057% return on investment over the term of the Notes.

Example 2: In this case, the component return of four of the basket components is positive and the component return of one of the basket components is negative.

Step 1: Calculate the basket performance.

Basket Component	C(i) Initial	C(i) Final	Component Return	Weight	Basket Performance
CNYUSD currency exchange rate	0.1354	0.12	-11.37%	0.2	-2.27%
EURUSD currency exchange rate	1.485	1.70	14.48%	0.2	2.90%
Aluminum (US$/tonne)	2454.00	2300.00	-6.28%	0.2	-1.26%
Copper (US$/tonne)	6620.00	6800.00	2.72%	0.2	0.54%
FTSE/Xinhua China 25 IndexTM	25324.12	28000.00	10.57%	0.2	2.11%

Basket					2.02%

Step 2: Calculate the payment at maturity.

Because the basket performance of 2.02% is greater than 0% as of the basket final valuation date, the payment at maturity is equal to (a) the principal amount of the Notes plus (b) the principal amount Notes multiplied by the product of (i) participation rate and (ii) the basket performance, calculated as follows:

$1,000 + [$1,000 x (participation rate x basket performance)] = $1,000 + [$1,000 x (118% x 2.02%)] = $1,023.87

Therefore, the payment at maturity is $1,023.87 per $1,000 principal amount Note, representing a 2.387% return on investment over the term of the Notes.

PS–4

Example 3: In this case, the component return of each basket component is negative.

Step 1: Calculate the basket performance.

Basket Component	C(i) Initial	C(i) Final	Component Return	Weight	Basket Performance
CNYUSD currency exchange rate	0.1354	0.11	-18.76%	0.2	-3.75%
EURUSD currency exchange rate	1.485	1.26	-15.12%	0.2	-3.02%
Aluminum (US$/tonne)	2454	2257.68	-8.00%	0.2	-1.60%
Copper (US$/tonne)	6620	6487.60	-2.00%	0.2	-0.40%
FTSE/Xinhua China 25 IndexTM	25324.12	24000.00	-5.23%	0.2	-1.05%

Basket					-9.82%

Step 2: Calculate the payment at maturity.

Because the basket performance of –9.82% is less than 0%, you will receive a payment at maturity of $1,000. The return on your investment is 0.00%.

Selected Purchase Considerations

•

Market Disruption Events and Adjustments—The payment at maturity, the basket final valuation date and the reference level, settlement price or closing level, as applicable, of each basket component on the basket final valuation date are subject to adjustment as described in the following sections of the prospectus supplement:

•

For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Currency Exchange Rates—Market Disruption Events Relating to Notes with the Reference Asset Comprised of a Currency Exchange Rate or Currency Exchange Rates”, “Reference Assets—Commodities—Market Disruption Events Relating to Notes with a Commodity as the Reference Asset” and “Reference Assets—Indices—Market Disruption Events for Notes with the Reference Asset Comprised of an Index or Indices” with respect to the basket components and “Reference Assets—Baskets—Market Disruption Events for Notes with the Reference Asset Comprised of a Basket of Multiple Indices, Equity Securities, Foreign Currencies, Interest Rates, Commodities, Any Other Assets or Any Combination Thereof” with respect to the reference asset; and

•

For a description of further adjustments that may affect one or more basket components or the reference asset, see “Reference Assets—Currency Exchange Rates—Adjustments Relating to Notes with the Reference Asset Comprised of a Currency Exchange Rate or Currency Exchange Rates”, “Reference Assets—Commodities—Discontinuation of Trading; Alteration of Method of Calculation”, “Reference Assets—Indices—Adjustments Relating to Notes with the Reference Asset Comprised of an Index” and “Reference Assets—Baskets—Adjustments Relating to Notes with the Reference Asset Comprised of a Basket”.

•

Appreciation Potential—The Notes provide the opportunity to enhance returns by entitling you to 118% of the basket performance of your Notes at maturity in the event that the basket performance is equal to or greater than 0%, in addition to the principal amount of your Notes.

•

Preservation of Capital at Maturity—You will receive at least 100% of the principal amount of your Notes if you hold your Notes to maturity, regardless of the performance of the basket. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•

Certain U.S. Federal Income Tax Considerations—The following section is the opinion of our special tax counsel, Sullivan & Cromwell LLP, and it assumes that the description of the terms of the Notes in this pricing supplement is materially correct. Under applicable U.S. Treasury Regulations governing debt obligations with payments denominated in, or determined by reference to, more than one currency, for persons whose functional currency is the U.S. dollar, the Notes will not be foreign currency denominated debt obligations because the “predominant” currency of the Notes is the U.S. dollar. Accordingly, we will treat the Notes as being denominated in U.S. dollars, and payments on the Notes determined by reference to currencies other than the U.S. dollar as contingent payments under the special federal income tax rules applicable to contingent payment obligations. Under these rules, if you are a U.S. individual or taxable entity, you generally will be required to pay taxes on ordinary income from the Notes over their term based on the comparable yield for the Notes, even though you will not receive any payments from us until maturity. This comparable yield is determined solely to calculate the amount on which you will be taxed prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be. In addition, any gain you may recognize on the sale or maturity of the Notes will be taxed as ordinary interest income and any loss you may realize on the sale of the Notes would first offset interest accrued in the year of such sale and would be ordinary loss to the extent of the interest you included as income in the prior taxable years in respect of the Notes and thereafter would be capital loss. If you are a secondary purchaser of the Notes, the tax consequences to you may be different.

For a further discussion of the tax treatment of your Notes, including information regarding obtaining the comparable yield for your Notes, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations— U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the accompanying prospectus supplement.

PS–5

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the basket components or any of the components of the basket components. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement and the index supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Notes”;

•	“Risk Factors—Additional Risks Relating to Notes with More Than One Reference Asset (a ‘Basket’)”;

•	“Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”; and

•

“Risk Factors—Additional Risks Relating to Notes with Reference Assets that are Currencies, an Index Containing Currencies, Shares or Other Interests in an Exchange-Traded Fund Invested in Currencies or Based in Part on Currencies”, “Additional Risks Relating to Notes with Reference Assets That Are Commodities, an Index Containing Commodities, Shares or Other Interests in Exchange-Traded Funds Invested in Commodities or Based in Part on Commodities” and “Additional Risks Relating to Notes with Reference Assets That Are Equity Securities or Shares or Other Interests in Exchange Traded Funds, That Contain Equity Securities or Shares or Other Interests in Exchange Traded Funds or That Are Based in Part on Equity Securities or Shares or Other Interests in Exchange Traded Funds”.

In addition to the risks described above, you should consider the following:

•

Currency Exchange Rate Basket Components Are Bearish on the U.S. dollar—The component return for the basket components that are currency exchange rates will only be positive if, on average, the value of the U.S. dollar weakens relative to the reference currencies, comprising the basket components. If, on average, the U.S. dollar appreciates in value relative to the Chinese Renminbi and the Euro over the term of the Notes, the component return on the related basket components will be adversely affected.

•

Currency Exchange Rate Basket Component Returns Do Not Increase at a Constant Rate—As the reference currencies strengthen (and the U.S. dollar weakens), the component return for currency exchange rate basket components will also increase but at a diminishing marginal rate. For example, in Example 1, if the CNYUSD currency exchange rate had doubled from its initial value of 0.1354 to 0.2708 (an increase of 100% in the value of the Renminbi), the corresponding performance of that basket component would have resulted in a performance of 50%.

•

The Notes Might Not Pay More Than the Principal Amount—You may receive a lower payment at maturity than you would have received if you had invested in the basket components directly. If the basket performance is not positive, you will not receive a payment at maturity of more than the principal amount of your Notes. This will be true even if the reference levels, settlement prices or closing level, as applicable, of some or all of the basket components were higher than the reference levels, settlement prices or closing level, as applicable, on the basket initial valuation date at some time during the term of the Notes but later fall below those initial reference levels, settlement prices or closing level, as applicable.

•

No Interest or Dividend Payments or Voting Rights—As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the equity index basket component would have.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this pricing supplement is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the prices or levels of the basket components on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected demand or supply for the basket components;

•	the time to maturity of the Notes;

•	the dividend rate on the common stocks underlying the FTSE/Xinhua China 25 IndexTM

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

PS–6

Description of the Reference Asset Consisting of Currency Exchange Rates

The currency exchange rate for each currency exchange rate basket component, on any given day, including the basket initial valuation date and basket final valuation date, will be determined by the calculation agent as the reference or spot rate, which will be determined by the calculation agent in accordance with the following:

(a) where the currency exchange rate is CNYUSD, 1 divided by the Chinese Renminbi per U.S. Dollar fixing rate for settlement in two business days as reported by the Federal Reserve Bank of New York, which appears on Reuters screen “1FEE” to the right of the caption “CNY” at approximately 12:00 p.m., New York time, on the relevant date; and

(b) where the currency exchange rate is EURUSD, the U.S. Dollar per Euro fixing rate, for settlement in two business days as reported by the Federal Reserve Bank of New York, which appears on Reuters screen “1FEE” to the right of the caption “EUR” at approximately 12:00 p.m., New York time, on the relevant date.

If any of the Reuters pages described above, or the successor page thereto, is not available on the basket final valuation date, the applicable exchange rate will be calculated by the calculation agent as the arithmetic mean of the applicable offer-side spot quotations received by the calculation agent from two leading commercial banks (selected in the sole discretion of the calculation agent), for the relevant currencies. If these spot quotations are available from fewer than two banks, then the calculation agent shall determine whether such quotation is available and reasonable to be used. If no such spot quotation is available, the calculation agent shall determine the applicable currency exchange rate for such date.

Historical Information

The following graphs set forth the historical performance of the basket components based on the daily basket components reference levels, settlement prices or closing levels, as applicable, from January 1, 2000 through November 27, 2007. The reference levels on November 27, 2007 were 0.1354 with respect to the CNYUSD currency exchange rate and 1.485 with respect to the EURUSD currency exchange rate; the settlement prices on November 27, 2007 were US$2454.00/tonne with respect to aluminium and US$6620.00/tonne with respect to copper; and the closing level on November 27, 2007 was 2534.12 with respect to the FTSE/Xinhua China 25 IndexTM.

We obtained the basket components reference levels, settlement prices or closing level, as applicable, from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg L.P. The historical settlement prices or levels, as applicable, should not be taken as an indication of future performance of the basket components, and no assurance can be given as to the reference levels, settlement prices or closing level, as applicable, on the basket final valuation date. We cannot give you assurance that the performance of the basket components will result in any return in addition to your initial investment.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PS–7

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PS–8

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PS–9